EXHIBIT 99.3

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

Twelve Months Ended December 31, 2001
(Dollars in Thousands)
(Unaudited)

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:

Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.4060
Complement of Effective Income Tax Rate (1-Tax Rate)	0.5940
Pre-Tax Preferred Dividends	$2,222

FIXED CHARGES:

Interest Expense	$48,155
Amortization of Debt Premium, Discount and Expense	(74)
Interest Component of Rentals	12

Total Fixed Charges	48,093
Pre-tax Preferred Stock Dividends	2,222

Total Fixed Charges and Preferred Stock Dividends	$50,315

EARNINGS:

Net Income Applicable to Common Stock	$64,106

Add:
Income Taxes Applicable to Utility Operating Income	45,105
Income Taxes Applicable to Non-Utility Operating Income	(640)
Income Taxes Applicable to Other Income (Expenses)-Net	(656)
Total Fixed Charges	48,093

Total Earnings	$156,008

Ratio of Earnings to Fixed Charges	3.1